RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
            JUNE AND SECOND QUARTER SALES RESULTS

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GREER,  SOUTH CAROLINA - - Ryan's Family Steak Houses,  Inc.
(NASDAQ:RYAN) today announced that same-store sales for the 4-week period ended July 1, 1998 ("June") increased by 3.5%.
Same-store  sales  for  the  quarter  ended  July  1,   1998
increased by 1.8%.  Details follow:

                                      (Unaudited)
                                 June        2nd Quarter
                                 1998            1998

Total sales (000's)           $53,037         $167,505
Increase from prior year          +8%              +7%

Average unit sales:
Same stores (open at least 18 mos.)+3.5%         +1.8%
All stores (all Ryan's units)   +3.3%            +1.5%

At July 1, 1998, the Company owned and operated 278 Ryan's restaurants.

Financial results for the second quarter 1998 are expected to be released on July 15, 1998. In addition, the Company's next accounting period consists of 5 weeks, ending on August
5, 1998.